

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2021

James Doris
Chief Executive Officer
Viking Energy Group, Inc.
15915 Kary Freeway, Suite 450
Houston, TX 77094

> **Re: Viking Energy Group, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2020**
> **File No. 000-29219**
> **Filed March 25, 2021**

Dear Mr. Doris:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2020

Financial Statements
Note 3 - Summary of Significant Accounting Policies, page F-10

1. We note that you filed a Form 8-K on October 12, 2021 and October 18, 2021 to report the disposals of your subsidiaries Ichor Energy Holdings, L.L.C. and Elysium Energy Holdings, LLC. You indicate these entities were assigned to TO Ichor 2021, L.L.C. and TO Elysium 2021, L.L.C., affiliates of the entities from whom you originally acquired the assets, in exchange for the assumption of all related obligations, including the December 28, 2018 Term Loan Credit Agreement and the February 3, 2020 Term Loan Agreement.

    We see that you included pro forma financial statements depicting both transactions in the second Form 8-K referenced above. Please revise both filings to include the pro forma effects of the disposition on your oil and gas reserves and the standardized measure of future net cash flows, based on the information that you disclosed in your annual report pursuant to FASB ASC 932-235-50-3 through 932-235-50-11B and FASB ASC 932-235-50-29 through 932-235-50-36. You may refer to SAB Topic 2: D, Question 4, paragraph (5), if you require further clarification or guidance.

Please also quantify the obligations assumed by the counterparties in each instance, disclose the amount of gain or loss recognized on the dispositions, and identify the precipitating events, as may include default or the prospect of litigation, and which may otherwise clarify your rationale for each transaction.

Note 6 - Equity, page F-19

2. We note that your 28,092 Series C preferred shares were originally issued during 2012 with voting rights based on a ratio of 2,000:1 and conversion rights based on a ratio of 1:1. We understand that changes were made to the Certificate of Designation to increase the voting rights ratio to 10,000:1 in 2017, and to 32,500:1 in 2019, while the conversion ratio remained unchanged at 1:1, as reflected in the amended Certificate of Designation that you filed with the Form 8-K on September 5, 2019.

    We note that you filed a Form 8-K on September 3, 2020 with another amendment to the Certificate of Designation in which the conversion ratio appears to have been changed for the first time since issuance, to 4,900:1, and we see there was a corresponding change to the voting rights ratio. However, you also filed a Form 8-K on December 28, 2020 with yet another amendment to the Certificate of Designation, in which both the voting and conversion ratios were changed to 37,500:1.

    We see that you disclose the voting and conversion rights on pages 14 and F-19 of the annual report, and on pages 19 and 20 of your subsequent first and second quarter interim reports, respectively, although the ratios that you disclose do not appear to have been adjusted for the 1:9 reverse stock split that you conducted on January 5, 2021.

    Please revise the disclosures in your annual report to clarify how the voting and conversion provisions have been affected by the reverse stock split, based on Sections 4(a), 6(c), 6(d), and 6(e) of the Certificate of Designation, and to explain the rationale or justification for each change to the voting and conversion provisions.

3. Given that the number of common shares issuable pursuant to the conversion provisions of your Series C preferred stock increased from 28,092 at the beginning of your 2020 fiscal year to 1,053,450,000 at the end of the year as a result of your modifications, based on the pre-reverse-stock-split figures, it appears that you would need to account for your changes to the voting and conversion provisions as an extinguishment and redemption consistent with the guidance in FASB ASC 260-10-S99-2.

    This would generally involve recognizing the difference between the fair value of the modified instrument and the carrying amount of the preferred stock in the balance sheet as a deemed dividend. FASB ASC 260-10-45-11 provides guidance on the adjustment required in computing net income or loss attributable to common shareholders, which should be presented on the Statements of Operations, and utilized in computing earnings or loss per share. Please submit the revisions that you propose to address the aforementioned guidance or explain to us why you believe it would not apply or yield an appropriate characterization of the value conveyed, if this is your view.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 at with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation